FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on completed acquisition of interests in Time Shipping and Hainan Nuclear by Huaneng Power Inc. (the "Registrant"), made by the Registrant on December 30, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COMPLETION OF THE ACQUISITION OF TIME SHIPPING
AND HAINAN NUCLEAR

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

On 1 December 2010, the Company entered into an "agreement relating to the transfer of a 50% interest in Shanghai Time Shipping Co., Ltd. between Huaneng Energy & Communications Holdings Co., Ltd. and Huaneng Power International, Inc." with Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and an "agreement relating to the transfer of a 30% interest in Hainan Nuclear Power Co., Ltd. between China Huaneng Group and Huaneng Power International, Inc." with China Huaneng Group ("Huaneng Group"), respectively (the abovementioned two agreements are collectively referred to as the "Transfer Agreements").  Pursuant to the Transfer Agreements, the Company had paid the acquisition consideration of RMB1.058 billion and RMB0.174 billion (in aggregate, RMB1.232 billion) to HEC and Huaneng Group, respectively.  The transfers constitute connected transactions of the Company under the Hong Kong Listing Rules.  Please refer to an announcement of the Company dated 2 December 2010 regarding the "Acquisition of Time Shipping Interest and Hainan Nuclear Interest" for details.

The conditions precedents as specified in the Transfer Agreements had been satisfied.  The Company had paid the consideration relating to the acquisitions in full to HEC and Huaneng Group pursuant to the Transfer Agreements.  The transfers are generally completed and the Company is currently processing the changes to the industrial and commercial registration matters.

Upon completion of the transfer, the Company shall own 50% of the registered capital in Shanghai Time Shipping Co., Ltd. and 30% of the registered capital in Hainan Nuclear Power Co., Ltd..

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)

Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)

Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)

Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)

Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)

Shan Qunying
(Non-executive Director)

Xu Zujian
(Non-executive Director)

Huang Mingyuan
(Non-executive Director)

Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 December 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    December 30, 2010